COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3265

March 30, 2010

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust I (the “Registrant”)
Registration Nos. 002-99356; 811-04367

Dear Ms. Hatch:

We are writing to respond to the comments that you provided to us by telephone on March 17, 2010 in connection with the registration statement filed January 29, 2010 by the above-referenced Registrant for its Tax Exempt Bond Fund series (the “Fund”). Summaries of these comments are set forth below, and each is followed by our response.

Comment 1:

On the Table of Contents page for each Fund prospectus, make “Portfolio Turnover” a subsection of “Fees and Expenses of the Fund” or remove “Portfolio Turnover” from the table of contents.

Response 1:

The reference to “Portfolio Turnover” will be deleted from the table of contents in the Registrant’s 485(b) filing.

Comment 2:

In the fee and expense table, in light of the lead-in to the table (“You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of the Columbia Funds. More information about these and other discounts is available from your financial advisor and in the Choosing a Share Class – Class A Shares – Front-End Sales Charge section of this prospectus and in the Purchase, Redemption and Pricing of Shares section of the Fund’s Statement of Additional Information (SAI).”), delete the cross-references included in the following footnotes to the table.

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(a) This charge applies to investors who buy $1 million or more of Class A shares and redeem them within one year of purchase, with certain limited exceptions. See Choosing a Share Class – Sales Charges and Commissions for details.

•	(b) This charge decreases over time. See Choosing a Share Class – Sales Charges and Commissions for details.

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(c) This charge applies to investors who buy Class C shares and redeem them within one year of purchase, with certain limited exceptions. See Choosing a Share Class – Sales Charges and Commissions for details.

Response 2:

In its 485(b) filing, the Registrant will revise the cross-reference in the lead-in to the table and delete the cross-references in footnotes (a)-(c). The lead-in to the table will read “You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of the Columbia Funds. More information about these and other discounts is available from your financial advisor and in the Choosing a Share Class section beginning on page [__] of this prospectus and in the Purchase, Redemption and Pricing of Shares section of the Fund’s Statement of Additional Information (SAI).”

Comment 3:

In the fee and expense table, delete footnote (d) to the table (relating to interest expense with respect to floating rate notes held in conjunction with investments in inverse floating rate obligations).

Response 3:

The Registrant will delete footnote (d) in the Registrant’s 485(b) filing.

Comment 4:

Please either add a reference to zero-coupon bonds to the “Principal Investment Strategies” section or delete the paragraph entitled “Zero Coupon Bonds Risk” in the “Principal Risks” section.

Response 4:

A reference to zero-coupon bonds will be added to the “Principal Investment Strategies” section in the Registrant’s 485(b) filing.

We hope that these responses adequately address your concerns. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Peter T. Fariel
Peter T. Fariel Assistant Secretary Columbia Funds Series Trust I

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